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EFFECTIVE AUGUST 23RD, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

July 20, 2005
Date of Report (Date of earliest event reported)

TORVEC, INC.
(Exact name of registrant as specified in its charter)

New York	000-24455	16-1509512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534
(Address of Principal Executive Offices and Zip Code)

(585) 248-0840
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

SECTION 8 - 0THER EVENTS

Peng Pu (www.sptmbp.com) a subsidiary of Shanghai Automotive Industries Corp. announced on July 22, 2005 that several months ago confidential talks began with Torvec involving Tovec's Full Terrain Vehicle (FTV)® with discussion focused upon the creations of a joint venture between the companies to develop this patented vehicle.

The latest meeting was held recently in Shanghai China with the Torvec delegation had by Mr. James Gleasman, assisted by Mr. Gary Eidlin, CEO of Eidlin Associates and Elizabeth Harrington-Lynch, CEO of Small E Harrington Global Associates, Chicago, IL (Miss Harrington is a former senior partner of Price Waterhouse Coopers in China).

The representatives of Peng Pu were Madam Xu Yan, General Manager and Mr. Ma Wei Dong, Vice General Manager.

SECTION 5 - CORPORATE GOVERNANCE AND MANAGEMENT

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On July 20th, 2005 the Company received the following letter from David P. Carlisle:

Dear Read,

Based on Torvec's Form 8-K disclosure suggesting that the moves of July 8, 2005 were made to "provide greater efficiency and streamline the corporate decision making process", I feel compelled to clarify the reasons for my resignation from Torvec's BOD. My resignation was the direct results of the events of July 8th, 2005. The image that "streamline" brings to my mind is that of the crew of a 18th century schooner "streamlining" their load by throwing the captain and chaplain overboard. I feel that my duty as a Director of Torvec was to protect the best interests of all of Torvec's shareholders. This duty survives my resignation and I must reply to Torvec's statements concerning my departure.   My role as a Director to protect all shareholders, along with the process by which that protection takes place, have been tossed out in favor of an all-powerful management committee. I cannot comment as to the reasons behind the formation of Torvec's executive committee or the cancellation of all future BOD meetings because I was not included in the discussion or the vote on the resolutions that were passed. It is my understanding that the only members of the BOD present for the discussion and vote were the five member of the current "executive committee". Up until July 8th I was impressed with the professionalism of the BOD under your chairmanship, and I am concerned at the sudden change in procedure.   In the 8-K filing reporting my resignation, the company states that the newly formed executive committee now holds all authority to manage the business of Torvec. It has been my experience that BODs exist to set policy, provide governmental oversight, ensure regulatory compliance, look out for the best interests of all shareholders, and do so under the heavy weight of fiduciary responsibility. BODs do not manage companies. Frankly, I was pleased in how the BOD was maturing under your leadership. The only reason I joined Torvec's BOD (I received no compensation) was because I thought that Torvec's dreams and, hoped-for, technology would benefit the industry I have lived in (and loved) for the past few decades. I felt you

handled the recent testing failures of the FTV and IVT very professionally at the BOD. These repetitious failures were extremely troubling to me because, I believe, some minority shareholders thought Torvec had a near "miracle cure" for global fuel consumption ... using new technology that costs only fraction of the price of current technology. Well, Torvec's testing engineers certainly could not prove this to the BOD. Instead of double-digit improvements to fuel economy with a million-mile transmission, we were presented with less-than-single digit improvements with questionable statistical validity, and a constantly failing transmission. We almost made it to the confessional - some arguments expressed justifiable frustration and fear about Torvec's inability to prove its claims. Other voices heralded old invalid test results and claimed that the Federal government's test procedures were all wrong. You were moving the BOD to a moment of truth on all this, and I felt you were really doing your job. Without you, Torvec's BOD will become a scary place. Furthermore, both you and Phil are proven executives with international deal-making experience. Due to my role in the industry, I am generally aware of what's going on - my instincts told me that the recent spate of deal-making trips was entering into a more competitive environment (competing products and competing companies) than some of the more naive BOD members might suspect. I knew Phil and you could handle it - I have no confidence in the current executive committee. I am troubled that all decisions regarding the management of the company now reside with a 5-member committee that includes two majority shareholders. The effective leadership of Phil Fain and his team has been evident and unchallenged in all BOD meetings that I have participated in, so the move to take management decisions away from them is more than troubling. That's why I quit.   Best regards, David
David P. Carlisle

The Company wishes to respond to the contents of Mr. Carlisle's letter and to provide background information as to the rationale for the creation on July 8, 2005 of an Executive Committee of the Board of Directors.

These negotiations and discussions are continuing.

The company's response to Mr. David P. Carlisle's letter to Mr. Read D. McManara is as follows:

1.   Statement made by Mr. Carlisle comparing the Executive Committee to a group of 18 century sailors is totally misleading to compare Dr. Dobbs who was formerly the Director of Tank Automotive Command and is now a member of the prestigious Army Science Board with an 18th century sailor is lucrative. Moreover, the Gleasman family has successfully dealt with practically every auto manufacturer nationwide and has personally visited almost all of the company's both domestic and foreign over the past forty years. The family's products are internationally known and its Torsen's differential has been installed in such vehicles as Humvee, Audi Quatro, Lexis, Toyota, Nissan, Mazda and various General Motors products.

Mr. Siconolfi has successfully built, owned and sold an auto agency with sales in access of 20 million dollars (1985 dollars).

Mr. Daniel Bickel is a successful CPA with many prestigious clients and impeccable credentials.

Contrary to Mr. Carlisle's assertions, Mr. Gary Siconolfi and while he was on the Board, Joseph Alberti were specifically given the roll of representing the original investors in Torvec both large and small to assure that such shareholders were watched over.

It should be noted here that except for a small (500 share) investment by Read McManara, no member of CXO or Mr. Carlisle ever made a capital contribution to Torvec.

From the tone of Mr. Carlisle, one might assume that he was intimately involved with Torvec's management. Yet since his acceptance as a board member he has only had two discussions with James Gleasman lasting but a few hours and no discussions with the balance of the Executive Committee. He has attended, via telephone conference and not in person, only three meetings of the Board.

Mr. Carlisle states that he was not informed of the reasons for the creations of the Executive Committee, nor its decision to **temporarily** cancel future board Meetings.

- Mr. Carlisle was not included in the Board discussion of July 8th because Mr. McManara, as Chairman of the Board repeatedly refused to connect him via telephonic conference, despite the fact that the executive committee repeatedly requested Mr. McManara to do so;

- After Mr. Fain and Mr. McManara left the meeting none of the remaining directors had appropriate code to connect Mr. Carlisle to the meeting;

- Mr. Carlisle's abrupt resignation within hours after the board meeting was based upon information provided by Mr. Fain and/or Mr. McManara which information was inadequate (because Mr. Fain and McManara had left the meeting prior to the Board's Executive Committee's discussion) and was un-objective to say the least.

Mr. Carlisle states that he is impressed with the professionalism of CXO, especially that of Mr. McManara. It should be pointed out the Mr. Carlisle has no basis of comparison because he never attended any Board Meetings since Torvec's inception over the past eight years.

Mr. Carlisle states that his role as a director is to protect its shareholders. Mr. Carlisle's role, from the Executive Committee's standpoint, seems to be a role of protecting his cousin's relationship with Torvec and retain leverage to maintain CXO's economic interests through its contractual relationship with the company. The Committee believes that if Mr. Carlisle was really interested in protecting Torvec's shareholders he would not have written such an inflammatory and misleading letter that contradicts his previously submitted letter to the company of July 8, 2005.

Moreover, Mr. Carlisle made no effort and has made no effort to the present time to contact or discuss these issue with any member of the Executive Committee. He has not taken phone calls from the Committee nor returned messages that have been left for him by Committee members and attempts to contact Mr. Carlisle by the Committee through CXO's attorney have been met with silence.

It should be understood that Mr. Carlisle's comments concerning the Torvec Board of Directors ignores the fact that with the exception of Mr. Bickel all members of the Committee have managed Torvec on a "hands on" basis since the company's beginning. It is true that due to certain events requiring more manpower Torvec did engage CXO on a temporary basis to assist the founders and shareholders in transitioning Torvec from a strictly development company to commercialization.

As in any hiring Torvec did not have the privilege of a long drawn out investigation of CXO's capabilities but rather learned of its capabilities in day to day activities over a period of several months. In this regard resumes and past business experience do not live up to real world demands, especially the real world demand of Torvec's paradigm shifting of business.

In addition one must ignore Mr. Carlisle's remarks concerning Torvec's IVT and FTV since those comments do not take into consideration that failures do occur with the development of any new product and specifically with respect to normal development procedures, tests are designed to take its products to the limit in order to identify any weak spots that could exist. Mr. Carlisle's characterization that this is a short coming defies reasonable analysis especially given his credentials.

The company will not address its other comments regarding Torvec's IVT since all of these items were the subject of a CEO report written by Mr. Fain.

Suffice to say Torvec remains proud of its testing procedures which are the same testing procedures that were utilized to develop the highly successful Torsen ® differential.

Finally, it is inconceivable that Mr. Carlisle was so ill informed that he states that he has not been compensated as a member of Torvec's Board. On the contrary he has been so compensated and is stated in our SEC filings.

Having commented upon specific points in Mr. Carlisle's letter the executive Committee would like to explain the rationale for the creation of the Executive Committee and the removal of Mr. Fain and other members of CXO from any involvement in the ongoing discussions with Chinese auto makers. In this connection it should be noted that neither David Carlisle nor Mary Ho have had anything to do with the Chinese negotiations which continue in progress.

On July 8, 2005 a majority of Tovec's Board of Directors created an Executive Committee composed of Directors Daniel Bickel, Herbert Dobbs, James Gleasman, Keith Gleasman and Gary Siconolfi to assume to the overall management of Torvec. These Directors had become increasingly concerned with the direction and management of Torvec under CXO On The GO especially under CEO-CFO Philip Fain and Board Chairman, Read McManara.

As a result of its concerns the Executive Committee has hired special legal counsel to investigate the following actions and/or omissions in the management of Torvec by CXO which could, if not corrected, have had a significant detrimental impact upon all of Torvec's shareholders.

1.   During recent negotiations conducted in China, Mr. Fain presented contradictory and highly misleading information governing the parameters of a potential joint venture relationship between Torvec and one or more prominent Chinese automobile companies. Mr. Fain's

presentations and behavior created a situation that could have lead to the suspension or termination of negotiations in Shanghai China. Specifically,

- Mr. Fain ignored the advice of experienced Chinese hands including Mr. James Gleasman and Elizabeth Harrington concerning the gifts that were to be presented to representatives of Peng Pu and other Chinese auto companies with whom Torvec was meeting. He did not inform anyone of the nature of the gifts he was giving and referred to such gifts as "chintzy" while in the presence of the Chinese delegates. Parenthetically he still has not informed Torvec's delegations of the nature of the gifts he gave. It is important to know that in this regard that gift giving is an important aspect of doing business in china and that more than one business transactions has been stymied due to inappropriate or insulting gifts made by Americans" ;

- Although agreeing to make certain changes deemed necessary by Mssrs. Eidlin, Gleasman and Miss Harrington to Torvec's joint venture financial presentation presentation. Mr. Fain did not make such changes and presented incorrect versions in negotiations with the Chinese that had potentially damaging results (these errors have been subsequently corrected by Eidlin and Gleasman since their return;

- One example of a major error was Mr. Fain's total disregard of the need for Torvec to protect and retain military rights to its technology. In response to Mr. Eidlin's comments on this subject Mr. Fain responded that he was going "throw them a lucrative bone". When it was made clear by Mr. Gleasman and the other members of the Torvec's team that Mr. Fain had no authority to speak on behalf of Torvec and was simply there as an observer, the impasse was resolved and negotiations were enthusiastically continued.

2.   During the DARPA Challenge Site Visit on May 3, 2005 CXO personnel overrode the advice given by Herbert H. Dobbs, Torvec's military expert to specifically place obstacles (i.e. trash cans) in the path of Torvec's FTV to demonstrate that Torvec had obstacle avoidance identification software and hardware. Ignoring this advice CXO's personnel refused to place trash can obstacles for fear that such trash cans would damage the FTV thereby forcing DARPA officials to report that Torvec did not have any obstacle avoidance capability whatsoever despite the existence of the software and hardware that clearly could identify obstacles.

Members of the Executive Committee believe this omission was the most significant factor in DARPA's failure to include the Torvec-Mototron's entry among the DARPA finalists.

3.   During the two month period after the May 3, 2005 visit, Torvec's full terrain vehicle languished at the site visit location despite repeated efforts of Executive Committee Members to convince CXO to authorize moving the vehicle to Torvec's Webster facility for needed maintenance and repairs. The timing of this omission was particularly troublesome to Committee Members since it was becoming increasingly clear that Torvec's invitation to send a delegation to China was based in considerable part on a successful demonstration of the FTV to Chinese auto officials in the United States.

In addition, a $60,000.00 back-up steer drive was left unsecured and unprotected from the elements for two months. Under the Executive Committee's leadership the FTV has been returned to Torvec's Webster facility.

4.   During CXO's tenure in managing Torvec a number of contracts (without board approval)were executed which could have had, if uncorrected, an adverse impact upon the company.

By way of illustration in April 2005, Mr. Fain executed an agreement with Dennis Trask, a close personal friend of Mr. Fain, pursuant to which Mr. Trask was paid approximately $35,000.00 of cash and shares of common stock which in the opinion of the Members of the Executive Committee was disproportionate to the value of the services rendered to Torvec since such services consisted chiefly of providing storage for the FTV.

In July 2004 CXO personnel executed a contract with ZT Technologies which did not require ZT to pay Torvec separate consideration for Torvec's provision of STV engineering, design, drawings and specifications.

The matter was resolved only after Torvec successfully sued ZT Technologies for non-performance under the contract.

5.   During the course of his tenure as CEO and CFO, Mr. Fain has inattentively failed to authorize the payment to Torvec's accounts payable in a prompt and timely manner, including the failure to pay phone bills for months at a time causing the phone company to threaten to terminate phone service, despite adequate funds to pay the bills.

_6.   It should also be noted that despite his financial credentials, Mr. Fain never has submitted a budget and or a cash flow analysis to the Board of Directors for its consideration in moving Torvec forward as an ongoing business concern.

Executive Committee members believe that this inattentiveness has lead to a decline in Torvec's credit posture among vendors and has made it more difficult for Torvec to maintain a solid business relationship with its vendors.

In conclusion the Executive Committee believes that contrary to Mr. Carlisle's assertions, the actions and omissions described above are illustrative of the non-professional management of CXO personnel. It should be noted that Mr. Carlisle has been a board member for only a short period of time, and has attended by telephonic conference only to board meetings. It also should be noted that the Executive Committee believes that his personal relationship to Mr. Fain- a cousin- has impeded Mr. Carlisle's objectivity with respect to the issues surrounding CXO's management of Torvec.

The Executive Committee, in compliance with the provisions of the Sarbane's Oxley Act, has taken what it believes is prompt and appropriate corporate action to protect all of Torvec's shareholders from inappropriate management of Torvec by members of CSO On The Go of Delaware.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: <u>July 22, 2005</u>

Torvec, Inc.
(Registrant)

By: <u>/s/Keith E. Gleasman</u>
Keith E. Gleasman
President